EXHIBIT 12

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          (In Thousands, Except Ratios)




                                           Twelve Months
                                          Ended March 31,            Year Ended December 31
                                                2003           2002       2001(1)         2000(1)        1999         1998
                                         ----------------------------------------------------------------------------------
Earnings:
Net income (2)                              $ 102,410       $ 97,137    $ 44,495         $ 56,901      $ 76,511    $ 70,367
Income taxes                                   53,478         46,772      21,309           37,077        43,161      39,093
Equity in losses of equity investee             2,250          1,859         463                -             -           -
Fixed Charges (See Below)                      68,890         70,693      72,709           48,276        39,240      38,582
Less:  Preferred stock dividend                    34             32         758            1,017         1,078       1,095
                                         ----------------------------------------------------------------------------------
    Total adjusted earnings                 $ 226,994       $216,428    $138,217         $141,237      $157,834   $ 146,947
                                         ----------------------------------------------------------------------------------
Fixed charges:
   Total interest expense                   $  68,087       $ 69,119    $ 70,745         $ 46,354      $ 36,790    $ 36,670
   Interest component of rents                    769          1,542       1,206              906         1,372         817
   Preferred stock dividend                        34             32         758            1,017         1,078       1,095
                                         ----------------------------------------------------------------------------------
     Total fixed charges                    $  68,890       $ 70,693    $ 72,709         $ 48,276      $ 39,240    $ 38,582
                                         ----------------------------------------------------------------------------------

Ratio of earnings to fixed charges                3.3            3.1         1.9              2.9           4.0         3.8
                                         ==================================================================================



(1) Merger and integration related costs incurred for the years ended December 31, 2001 and 2000 totaled $2.8 million and $32.7 million, respectively. These costs relate primarily to employee and executive severance, transaction costs, and other merger, integration and restructuring activities.

     As a result of merger integration activities, management has identified certain information systems that were retired in 2001. Accordingly, the useful lives of these assets were shortened to reflect that decision, resulting in additional depreciation expense. For the for the years ended December 31, 2001 and 2000, this additional depreciation expense was $9.6 million and $11.4 million, respectively.

     In total, merger and integration related costs incurred for the years ended December 31, 2001 and 2000 were $12.4 million ($7.7 million after tax) and $44.1 million ($31.6 million after tax), respectively.

     In June 2001, Utility Holdings began implementing a restructuring plan to eliminate administrative and supervisory positions in its utility operations and corporate office. Restructuring-related charges incurred during the year ended December 31, 2001 totaled $15.0 million ($9.3 million after tax).

(2) Net income, as defined, is before preferred stock dividend requirement of subsidiary and cumulative effect of change in accounting principle.